As filed with the Securities and Exchange Commission on December 19, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genesis Energy, L.P.

(Exact name of registrant as specified in its charter)

Delaware	76-0513049
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kristen O. Jesulaitis

919 Milam, Suite 2100

Houston, Texas 77002

Telephone: (713) 860-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Christopher Centrich

Patrick Hurley

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

Telephone: (713) 250-2100

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Convertible Preferred Units	25,336,778 (1)(2)	$33.71 (3)	$854,102,787 (3)	$110,863

(1)

Pursuant to Rule 416(a) under the Securities Act, as amended (the “Securities Act”), the number of Class A Convertible Preferred Units being registered on behalf of the selling unitholders shall be adjusted to include any additional Class A Convertible Preferred Units that may become issuable as a result of any unit distribution, split, combination or similar transactions.

(2)	Represents 25,336,778 Class A Convertible Preferred Units that Genesis Energy, L.P. issued to the selling unitholders named in the prospectus included as part of this registration statement.
(3)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the price of the Class A Convertible Preferred Units at the time of original issuance.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling unitholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

Subject to Completion, dated December 19, 2019

Prospectus

GENESIS ENERGY, L.P.

25,336,778 Class A Convertible Preferred Units

This prospectus relates to an offer and sale of up to 25,336,778 of our Class A Convertible Preferred Units. Unless the context otherwise requires, references to preferred units in this prospectus refer to Class A Convertible Preferred Units under our partnership agreement, as amended. The preferred units may be offered from time to time by one or more of the selling unitholders identified in this prospectus or in any supplement to this prospectus. See the sections of this prospectus entitled “Selling Unitholders” and “Plan of Distribution.”

The preferred units are being registered to permit the selling unitholders to sell the preferred units from time to time in registered transactions. The selling unitholders may sell the preferred units through ordinary brokerage transactions, directly to market makers or through any other means described in the section of this prospectus entitled “Plan of Distribution,” including through sales to underwriters or dealers (in which case this prospectus will be accompanied by a prospectus supplement listing any underwriters, the compensation to be received by the underwriters, and the total amount of money that the selling unitholders will receive in such sale after expenses of the offering are paid).

Each selling unitholder may elect to sell all, a portion or none of the preferred units it offers hereby. Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for its pro rata portion of fees, discounts, selling commissions, transfer taxes or similar fees or arrangements, the costs of any roadshows conducted in connection with the marketing of any underwritten offering pursuant to this prospectus and professional fees incurred by such selling unitholder. We will pay all of the other offering expenses. We will not receive any of the proceeds from any sale of the preferred units sold pursuant to this prospectus.

You should carefully read this prospectus (including information incorporated herein by reference) and any supplement before you invest. You also should read the documents we have referred you to in the section of this prospectus entitled “Where You Can Find More Information” for information on us and our financial statements.

There is no established public trading market for the preferred units.

Investing in our preferred units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the Risk Factors beginning on page 2 of this prospectus and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our preferred units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2019.

i

ABOUT THIS PROSPECTUS

This prospectus, including any information incorporated by reference herein, is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling unitholders named in this prospectus or in any supplement to this prospectus may offer from time to time up to the number of preferred units representing limited partner interests set forth on the cover of this prospectus. This prospectus includes 25,336,778 preferred units convertible on a one-for-one basis (subject to adjustment) into our Common Units—Class A (unless the context otherwise requires, our “common units”). This prospectus provides you with a general description of the preferred units the selling unitholders may offer. A selling unitholder may sell none, some or all of its preferred units offered by this prospectus. A selling unitholder may provide a prospectus supplement containing specific information about the terms of a particular offering. A prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of the date on the cover page. You should read carefully the section entitled “Information Regarding Forward-Looking Statements” summarized on page 35. If the description of the offering varies between the prospectus supplement and this prospectus, you should rely on the information in the prospectus supplement. Therefore, you should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” before you invest in our preferred units.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Commission incorporated by reference in this prospectus and any prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, references in this prospectus to (i) “Genesis Energy, L.P.,” “Genesis,” “we,” “our,” “us” or like terms refer to Genesis Energy, L.P. and its operating subsidiaries and (ii) “our general partner” refers to Genesis Energy, LLC, the general partner of Genesis.

GENESIS ENERGY, L.P.

We are a growth-oriented master limited partnership formed in Delaware in 1996. Our common units are traded on the New York Stock Exchange, or NYSE, under the ticker symbol “GEL.” Our principal offices are located at 919 Milam, Suite 2100, Houston, Texas 77002 and our telephone number is (713) 860-2500. We are (i) a leading provider of crude oil and natural gas services in the Deepwater area of the Gulf of Mexico, (ii) a provider of an integrated suite of midstream services—primarily transportation, storage, sulfur removal, blending, terminalling and processing—for a large area of the Gulf Coast region of the crude oil and natural gas industry and (iii) one of the leading producers in the world of natural soda ash (our “Alkali Business”). Our sulfur removal business results in us being one of the leading producers in the world of NaHS.

Historically, a substantial majority of our focus has been on the midstream segment of the crude oil and natural gas industry in the Gulf of Mexico and the Gulf Coast region of the United States. We provide an integrated suite of services to refiners, crude oil and natural gas producers, and industrial and commercial enterprises and have a diverse portfolio of assets, including pipelines, offshore hub and junction platforms, refinery-related plants, storage tanks and terminals, rail unloading facilities, barges and other vessels, and trucks.

For additional information regarding our business properties and financial condition, please refer to the documents referenced in the section entitled “Where You Can Find More Information.”

RISK FACTORS

An investment in our preferred units involves risks. Unless the context otherwise requires, references to preferred units in this prospectus refer to Class A Convertible Preferred Units under our partnership agreement, as amended. In evaluating an investment in our preferred units, you should consider carefully the risk factors and other information included in or incorporated by reference into this prospectus and additional information which may be incorporated by reference into this prospectus or any prospectus supplement in the future, in each case as provided under “Where You Can Find More Information,” including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including the risk factors described under “Risk Factors” in such reports. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of these risks occur, our business, financial condition or results of operation could be adversely affected. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors.

Purchasers of the preferred units may receive beneficial ownership of the preferred units but may be unable to secure the rights granted to the selling unitholders.

Pursuant to the initial issuance of the preferred units and the related transactions, we entered into contractual arrangements with the selling unitholders, including the Registration Rights Agreement (as defined below) and a board observer agreement. The initial purchasers of the preferred units also received certain rights under our partnership agreement, as amended, that only benefit the initial purchasers (or their affiliates) or apply only so long as the initial purchasers (or their affiliates) hold preferred units. For example, each initial purchaser of the preferred units, so long as such initial purchaser or its affiliates own any preferred units, has the right to appoint a director to our board of directors if there is a Distribution Default (as defined under “Cash Distribution Policy—Preferred Unit Distributions” below) in respect of any of three quarters, whether or not consecutive, until the default is cured. The selling unitholders may not freely transfer or assign all of their rights under these agreements upon their resale of the preferred units. Therefore, although purchasers of the preferred units offered in this registration statement may receive beneficial ownership of the preferred units, they may be unable to secure all of the rights granted to the selling unitholders as part of the initial offering of the preferred units.

The preferred units are subordinated to our existing and future debt obligations, and your interests could be diluted by the issuance of additional units, including additional preferred units, and by other transactions.

The preferred units are subordinated to all of our existing and future indebtedness (including indebtedness outstanding under our senior secured credit facility and our outstanding senior notes). As of September 30, 2019, we had approximately $3.48 billion of consolidated indebtedness. We may incur additional debt under our senior secured credit facility or issue additional series of debt securities. The payment of principal and interest on our debt reduces the cash available for distribution on our units, including the preferred units.

The issuance of additional units pari passu with or senior to the preferred units, with the requisite approval of the holders of the preferred units, would dilute the interests of the holders of the preferred units, and any issuance of such securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on, the preferred units.

The preferred units do not have an established trading market and will not be listed on a national securities exchange.

The preferred units do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your preferred units. Furthermore, although the underlying common units are listed for trading on the NYSE, the preferred units are not listed for trading on the NYSE or any other national securities exchange.

The Internal Revenue Service could challenge our treatment of the holders of preferred units as partners for tax purposes, and if such challenge were sustained, certain holders of preferred units could be adversely impacted.

The Internal Revenue Service, or IRS, may disagree with our treatment of the preferred units as equity for U.S. federal income tax purposes, and no assurance can be given that our treatment will be sustained. If the IRS were to successfully characterize the preferred units as indebtedness for tax purposes, certain holders of preferred units may be subject to additional withholding and reporting requirements (please read “Material U.S. Federal Income Tax Consequences—Administrative Matters—Additional Withholding Requirements”). Further, if the preferred units were treated as indebtedness for U.S. federal income tax purposes, rather than equity, distributions likely would be treated as payments of interest by us to the holders of preferred units. Holders of preferred units are encouraged to consult their tax advisors regarding the tax consequences applicable to the recharacterization of the preferred units as indebtedness for tax purposes.

The amount that a preferred unitholder would receive upon liquidation may be less than the liquidation value of the preferred units.

In general, we intend to specially allocate to the preferred units items of our gross income in an amount equal to the distributions paid in respect of the preferred units during the taxable year. If the distributions paid in respect of the preferred units during a taxable year exceed the amount of our gross income allocated to the preferred units for such taxable year (as in the case of prior distributions during the PIK Period), the per unit capital account balance of the preferred unitholders would be reduced by the amount of such excess. If we were to dissolve or liquidate, after satisfying all of our liabilities, our unitholders (including the preferred unitholders) would be entitled to receive liquidating distributions in accordance with their capital account balances. In such event, preferred unitholders would be specially allocated items of gross income and gain in a manner designed to cause the capital account balance of a preferred unit to equal the liquidation value of a preferred unit. If we were to have insufficient gross income and gain to cause the capital account balance to equal the liquidation value of a preferred unit, then the amount that a preferred unitholder would receive upon liquidation would be less than the liquidation value of the preferred units, even though there may be cash available for distribution to the holders of common units or any other junior securities with respect to their capital accounts.

Sales by the selling unitholders of the preferred units that are covered by this prospectus could adversely affect the trading price of the common units underlying the preferred units.

We are registering for resale an aggregate of 25,336,778 preferred units that may be held by the selling unitholders, which, if converted into common units on a one-for-one basis as of the date of this prospectus, would represent approximately 17.13% of our currently outstanding common units as of December 18, 2019. Subject to certain exceptions, we are obligated to keep this prospectus current so that the preferred units can be sold in the public market at any time. The resale of all or a substantial portion of the preferred units in the public market, or the perception that these sales might occur, could cause the market price of the common units underlying the preferred units to decrease and may make it more difficult for us to sell our equity securities in the future at a time and upon terms that we deem appropriate.

USE OF PROCEEDS

The preferred units to be offered and sold using this prospectus will be offered and sold by the selling unitholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of such preferred units.

DESCRIPTION OF OUR PREFERRED UNITS

Genesis Energy, L.P. Equity Securities

As of the date of this prospectus, Genesis Energy, L.P. has outstanding common units, Class B Units (as defined below) and preferred units. In the future, we may issue one or more series or classes of additional units as well as other types of equity securities, including preferred securities, subordinated securities, options securities, warrant securities or rights securities. Those equity securities may have rights to distributions and allocations junior, equal or superior to our preferred units.

Subject to certain approval rights of holders of our preferred units, our partnership agreement, as amended, authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the designations, rights, preferences and privileges established by our general partner without the approval of any of our limited partners. In accordance with Delaware law and the provisions of our partnership agreement, and subject to such approval rights, we may issue additional partnership interests that have certain preferential rights to which our common units and preferred units are not entitled, including, without limitation, preferences regarding voting and distributions.

Our general partner can determine the voting powers, designations, preferences and relative, participating, optional or other special rights, duties and qualifications, limitations or restrictions of any series or class and the number constituting any series or class of equity securities.

Preferred Units

As of the date of this prospectus, Genesis Energy, L.P. has 25,336,778 preferred units outstanding.

Our preferred units rank senior to all of our classes or series of limited partner interests with respect to distribution and/or liquidation rights. The preferred units vote on an as-converted basis with our common units and have certain other class voting rights, including with respect to (i) any amendment to our partnership agreement that would be adverse to any of the rights, preferences or privileges, or otherwise modifies the terms, of the preferred units; (ii) making an election to be treated as a corporation for U.S. federal tax law purposes; (iii) entering into any agreement that restricts our ability to pay distributions on the preferred units, subject to certain exceptions; (iv) paying aggregate distributions in excess of $20 million on any of our limited partner interests that rank junior to the preferred units with respect to rights upon distribution and/or liquidation (including the common units) to the extent funded with proceeds of indebtedness, sales of partnership securities or asset sales (subject to certain exceptions); (v) incurring any indebtedness for borrowed money to the extent such incurrence would result in our consolidated indebtedness exceeding 7.0x our trailing four-quarters Adjusted Consolidated EBITDA (as defined in our current credit agreement), unless less than $200 million of the preferred units are then outstanding; (vi) issuing any additional preferred units or any other limited partner interests that rank pari passu to the preferred units with respect to rights upon distribution and/or liquidation, subject to certain exceptions; or (vii) issuing any limited partner interests that rank senior to the preferred units with respect to rights upon distribution and/or liquidation.

Each holder of the preferred units may elect to convert all or any portion of its preferred units into common units initially on a one-for-one basis, subject to customary adjustments and an adjustment for any distributions on such preferred units that have accrued and accumulated but are unpaid (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter) after September 1, 2019 (or earlier upon a change of control, liquidation, dissolution or winding up of Genesis), provided that any conversion is for at least $50 million or such lesser amount if such conversion relates to all of a holder’s remaining preferred units or has otherwise been approved by us. If at any time certain creditors or counterparties of the initial investors exercise certain rights or remedies in respect of any pledged preferred units, then such pledged preferred units may be immediately converted into common units by such creditors or counterparties at the conversion rate.

We will have the right to cause the conversion of all or a portion of outstanding preferred units (such conversion, a “Forced Conversion”) into our common units from time to time after September 1, 2020 (the “Forced Conversion Right”), subject to certain conditions, including with respect to the closing price and average daily trading volume of the common units during the period preceding notice of any such Forced Conversion; provided, however, that we will not be permitted to convert a number of preferred units representing in the aggregate more than one-third of the originally issued preferred units in any consecutive twelve-month period and each such conversion must be for an aggregate amount of preferred units convertible into common units with a value of at least $100 million. In addition, if there are fewer than $20 million of preferred units outstanding, we will have the right, at any time after September 1, 2020, at our option, to cause each outstanding preferred unit to be converted into our common units at a conversion rate equal to the greater of (i) the then-applicable conversion rate and (ii) the quotient of (a) $33.71 (the “Issue Price”), divided by (b) 95% of the volume-weighted average price of our common units for the 30-trading day period ending prior to the date that we notify the holders of outstanding preferred units of such conversion.

Immediately prior to the consummation of a change of control event in which more than 90% of the consideration payable to the holders of our common units is payable in cash, the preferred units will automatically convert into common units at a conversion ratio equal to the greater of (a) the then-applicable conversion rate and (b) the quotient of (i) the sum of (x) the product of (A) the sum of (1) the Issue Price and (2) any accrued and accumulated but unpaid distributions on the preferred units, and (B) a premium factor (ranging from 115% to 101% depending on when such transaction occurs) and (y) any unpaid partial period distributions (as defined below) and (ii) the volume-weighted average price of the common units for the 30-trading days prior to the execution of definitive documentation relating to such change of control.

In connection with all other change of control events, each holder of the preferred units may elect to (a) convert all of its preferred units to our common units at the then-applicable conversion rate, (b) if we are not the surviving entity (or if we are the surviving entity, but our common units will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if we are unable to cause such substantially equivalent securities to be issued, to convert its preferred units into common units in accordance with clause (a) above or exchanged in accordance with clause (d) below or convert at a specified conversion rate), (c) if we are the surviving entity, continue to hold the preferred units or (d) require us to exchange the preferred units for cash or, if we so elect, common units valued at 95% of the volume-weighted average price of the common units for the 30 consecutive trading days ending on the fifth trading day immediately preceding the closing date of such change of control, at a price per unit equal to the sum of (i) the product of (x) 101% and (y) the Issue Price plus (ii) accrued and accumulated but unpaid distributions plus (iii) any unpaid partial period distributions.

Upon the occurrence of a Rate Reset Election (as defined under “Cash Distribution Policy—Preferred Unit Distributions” below), we may redeem the preferred units for cash, in whole or in part (but not less than an aggregate of $200 million preferred units (or such lesser amount, if for all outstanding preferred units) and allocated on a pro rata basis (unless agreed otherwise by the holders thereof)), for an amount per preferred unit equal to such preferred unit’s liquidation value (as defined below) multiplied by (a) 110%, prior to September 1, 2024, and (b) 105% thereafter. The liquidation value of a preferred unit is an amount equal to the sum of (i) the Issue Price, plus (ii) any accrued and accumulated but unpaid distributions on such preferred unit, plus (iii) a prorated Preferred Distribution (as defined under “Cash Distribution Policy—Preferred Unit Distributions” below) in respect of the current quarter, and (iv) if the payment date for the Preferred Distribution payable with respect of the immediately preceding quarter has not yet occurred, then the unpaid Preferred Distribution with respect to the immediately preceding quarter (clauses (iii) and (iv), together, the “unpaid partial period distributions”).

For a summary of the important provisions of our partnership agreement, many of which apply to holders of our preferred units, see “Description of Our Partnership Agreement” in this prospectus.

Our Common Units

Our common units and Class B Units represent limited partner interests in Genesis Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement subject to the rights and privileges of any of our outstanding securities that may be senior to the rights and privileges of our common unitholders.

Our outstanding common units are listed on the NYSE under the symbol “GEL.”

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Status as Limited Partner or Assignee. Except as described under “—Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Transfer of Common Units. Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or U.S. federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Meetings; Voting. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed and which are entitled to vote thereat. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates (or, in the case of the preferred units or common units received upon conversion thereof, the initial purchasers thereof and certain permitted transferees), acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on any matter relating to the succession, election, removal, withdrawal, replacement or substitution of our general partner and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes if the matter to be voted on relates to the succession, election, removal, withdrawal, replacement or substitution of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports. Our general partner is required to keep appropriate books of our business at our principal office. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 75 days after the close of each fiscal year (or such shorter period as the Commission may prescribe), an annual report containing audited financial statements and a report on those financial statements by our registered independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 40 days after the close of each quarter (or such shorter period as the Commission may prescribe).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining such unitholder’s federal and state tax liability and filing such unitholder’s federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Class B Units. Unless the context otherwise requires, references to common units in this prospectus refer to “Common Units—Class A” under our partnership agreement, which are traditional common units. Our partnership agreement also provides for common units designated “Common Units—Class B,” or “Class B Units.” The Class B Units are identical to the Class A Units and, accordingly, have voting and distribution rights equivalent to those of the Class A Units, except, in addition, Class B Units have the right to elect all of our board of directors (subject to the right of members of the Davison family, including James E. Davison, James E. Davison, Jr., Steven K. Davison and Todd A. Davison, and their affiliates to elect up to three directors under certain terms pursuant to a unitholders rights agreement). If members of the Davison family and their affiliates own (i) 15% or more of our common units, they have the right to appoint three directors, (ii) less than 15% but more than 10%, they have the right to appoint two directors, and (iii) less than 10%, they have the right to appoint one director. The Class B Units are convertible into Class A Units at the option of the holders or in the event that the holders of at least a majority of the common units (excluding such units held by affiliates of our general partner) replace the existing general partner with a successor general partner or otherwise remove Class B Units’ right to elect our board of directors. The transfer agent for the Class B Units is our general partner.

CASH DISTRIBUTION POLICY

Distribution of Available Cash

General. Within approximately 45 days after the end of each quarter, Genesis Energy, L.P. will distribute all available cash to unitholders of record on the applicable record date. However, there is no guarantee that we will pay a distribution on our units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.

Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash of Genesis Energy, L.P. on hand at the end of the quarter:

•	less the amount of cash reserves that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus all cash of Genesis Energy, L.P. on hand on the date of determination of available cash for the quarter resulting from working capital borrowings. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Preferred Unit Distributions

With respect to each quarter ending on or prior to March 1, 2019 (the “PIK Period”), we paid to holders of preferred units a cumulative, quarterly distribution (a “Preferred Distribution”) in arrears at an annual rate of 8.75% ($0.7374 per preferred unit per quarter) (the “Distribution Amount”) on all preferred units then outstanding, in the form of additional preferred units (“PIK Units”). The number of PIK Units paid in respect of each such Preferred Distribution equaled the quotient of (i) the Distribution Amount and (ii) the Issue Price. After the PIK Period, we began paying holders of preferred units cash distributions and we are currently required to pay to the holders of preferred units in cash a cumulative, quarterly distribution equal to the Distribution Amount.

If we fail to pay in full in cash a Preferred Distribution (a “Distribution Default”) in respect of any quarter, then until such Distribution Default is cured we will not be permitted to (a) declare or make any distributions (subject to a limited exceptions for pro rata distributions on the preferred units and parity securities), redemptions or repurchases of any of our limited partner interests that rank junior to or pari passu with the preferred units with respect to rights upon distribution and/or liquidation (including our common units), or (b) issue any such parity securities. If there is a Distribution Default in respect of any two quarters, whether or not consecutive, then the Distribution Amount will be reset to a cash amount per preferred unit equal to the amount that would be payable per quarter if a preferred unit accrued interest on the Issue Price at an annualized rate equal to the then-current annualized distribution rate plus 200 basis points until such default is cured. In addition, if there is a Distribution Default in respect of any three quarters, whether or not consecutive, then until the default is cured the initial investors will each have the right to appoint a director to our general partner’s board of directors.

For a period of 30 days following (i) September 1, 2022 and (ii) each subsequent anniversary thereafter, the holders of a majority of the outstanding preferred units (together with each initial purchaser so long as such initial purchaser owns at least 25% of the outstanding preferred units) may make a one-time election to reset the Distribution Amount (a “Rate Reset Election”) to a cash amount per preferred unit equal to the amount that would be payable per quarter if a preferred unit accrued interest on the Issue Price at an annualized rate equal to the greater of (a) 10.75%, if our common units are trading at a price that is less than 110% of the Issue Price, or (b) three-month LIBOR plus 750 basis points.

Adjustment of Quarterly Distribution Amounts

If we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust the amount of our quarterly distribution.

For example, if a two-for-one split of the common units should occur, the quarterly distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation; provided, that any cash or cash equivalents for distributions shall be distributed with respect to the preferred units (up to the positive balance in the associated capital accounts), prior to any distribution of cash or cash equivalents with respect to our common units or other junior securities.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement has been filed with the Commission, and is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	allocations of taxable income and other tax matters are described under “Material U.S. Federal Income Tax Consequences”;

•	rights of holders of our preferred units and common units are described under “Description of Our Preferred Units”; and

•	rights of holders of our preferred units and common units with respect to distributions as described under “Cash Distribution Policy.”

Partnership Purpose

Our purpose under our partnership agreement is to engage directly or indirectly in any business activity that is approved by our general partner and that may be lawfully conducted by a limited partnership under the Delaware Act. All of our operations are conducted through our subsidiaries and joint ventures.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities; Preemptive Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partner securities and rights to buy partnership securities that are senior to, equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of our common unitholders; certain issuances require approval of preferred unitholders holding not less than 75% of the preferred units. Our partnership agreement restricts our ability to issue any partnership interest senior to or, subject to certain exceptions, on parity with our preferred units with respect to rights upon distribution and/or liquidation without the affirmative vote of the preferred unitholders holding not less than 75% of the preferred units.

As long as the initial purchasers of the preferred units and their affiliates collectively own 50% or more of the total number of preferred units originally issued, if we propose to issue, offer or sell any parity securities, then we are required to first offer the initial purchasers the opportunity to purchase up to 50% of such parity securities on substantially the same terms as will be offered to the other purchasers thereof.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-

existing holders of common units in our distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected; certain amendments that adversely affect the preferred unitholders require approval of the preferred unitholders holding not less than 75% of the preferred units.

However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding common units agree in writing to continue our business and to appoint a successor general partner.

Our general partner may be removed with or without cause. “Cause” means that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. If cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) and units held by our general partner and its affiliates. The removal of our general partner for cause is also subject to the approval of a successor general partner by a vote of the holders of not less than two-thirds of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) and units held by our general partner and its affiliates. If no cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) but excluding units held by our general partner and its affiliates. Any removal of our general partner by the unitholders without cause is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units (and preferred units on an as-converted basis with holders of our common units) and the receipt of an opinion of counsel regarding limited liability and tax matters. Additionally, upon removal of our general partner without cause, our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value.

While our partnership agreement limits the ability of our general partner to withdraw, it allows our general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement does not prohibit the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and any other partnership securities it owns.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors; and

•

then, to our unitholders in accordance with the positive balance in their respective capital accounts; provided, that any cash or cash equivalents for distribution shall be distributed with respect to the preferred units (up to the positive balance in the associated capital accounts), prior to any distribution of cash or cash equivalents with respect to our common units or other junior securities.

The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•

any units held by any person or group, other than our general partner and its affiliates (or, in the case of the preferred units or common units received upon conversion thereof, the initial purchasers thereof and certain permitted transferees), that owns, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, cannot be voted on any matters pertaining to the succession, election, removal, withdrawal, replacement or substitution of our general partner; and

•

the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner, Genesis and their respective subsidiaries own more than 80% of the issued and outstanding limited partner interests of any class (other than the preferred units), our general partner will have the right to acquire all, but not less than all, of the outstanding limited partner interests of that class that are held by persons other than our general partner, Genesis and their respective subsidiaries. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least ten but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner, Genesis or any of their respective subsidiaries for any partnership securities of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase those partnership securities.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify persons who are or were our general partner, or its members or other affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer because they are or were our general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. In addition, we typically enter into indemnification agreements with each director of our general partner covering any costs, claims or expenses such director incurs in connection with serving in her/his capacity as a director or any other capacity at the request of our general partner or us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of the material U.S. federal income tax consequences that may be relevant to prospective preferred unitholders and prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury Regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “Genesis,” “us,” “we,” “our,” or “ours” are references to Genesis Energy, L.P. and its subsidiaries.

The following discussion does not comment on all U.S. federal income tax matters affecting us, our preferred unitholders, or common unitholders, such as the application of the alternative minimum tax. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and who hold units as capital assets (generally, property that is held for investment) and has only limited application to corporations, partnerships, estates, trusts, and entities treated as partnerships for U.S. federal income tax purposes, nonresident aliens or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs), or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, and persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction. In addition, the discussion only comments to a limited extent on state, and does not comment on local or foreign, tax consequences. Accordingly, we urge each prospective unitholder to consult his own tax advisor in analyzing the U.S. federal, state, local, and foreign tax consequences particular to him of the ownership or disposition of common units or preferred units (collectively, “units”) and potential changes in applicable tax laws.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us and our general partner. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly or indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

(1)	the treatment of a unitholder whose preferred or common units are loaned to a short seller to cover a short sale of units (please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

(2)	whether preferred unitholders will be treated as partners that receive distributions in their capacity as partners (please read “—Limited Partner Status”);

(3)

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and

(4)	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please see “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level U.S. federal income taxes. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to such partner by the partnership.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing and refining, transportation, and marketing of mineral or natural resources, including minerals and ores, crude oil, natural gas and other products thereof, and certain activities that are intrinsic to other qualifying activities. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets (or other property described in Section 1231(b) of the Internal Revenue Code) held for the production of income that otherwise constitutes qualifying income. We estimate that at least 90% of our current gross income is qualifying income. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income should constitute qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status as a partnership for U.S. federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP. It is the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below, we should be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied include:

(a)	Neither we nor the operating company has elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

(b)

For each taxable year, more than 90% of our gross income has been and will be income of a character that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c)

Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or are to be held by us in activities that Akin Gump Strauss Hauer & Feld LLP has opined or will opine result in qualifying income.

We believe that these representations are true and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (which may be eligible for reduced rates of taxation), to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

Additionally, the present U.S. federal income tax treatment of publicly traded partnerships, which relate to us or an investment in our units, may be modified by administrative or legislative action or judicial interpretation at any time. We are unable to predict whether any such changes or other proposals will ultimately be enacted, but it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any modifications to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception and could negatively impact the value of an investment in our units.

Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are currently paying Texas franchise tax at an effective rate of 0.75% of our gross income apportioned to Texas in the prior year. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions into which we may expand could substantially reduce our cash available for distribution to our unitholders.

The remainder of the discussion below is based on Akin Gump Strauss Hauer & Feld LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Genesis will be treated as partners of Genesis for U.S. federal income tax purposes. Also:

(a)	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units,

will be treated as partners of Genesis for U.S. federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Akin Gump Strauss Hauer & Feld LLP does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the tax consequences applicable to such partners in Genesis.

The tax treatment of the preferred units is uncertain, and therefore, Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the tax treatment of the preferred units and the allocations made to the holders of such units, which are described below under the caption “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.” Although the IRS may disagree with this treatment, we will treat the preferred units as partnership interests and distributions paid to preferred unitholders as being made to them in their capacity as partners. If the preferred units are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes and distributions to the preferred unitholders would constitute ordinary interest income to preferred unitholders. If the preferred units are treated as partnership interests, but distributions to preferred unitholders are not treated as being made to them in their capacity as partners, then these distributions would likely be treated as guaranteed payments for the use of capital. Guaranteed payments would generally be taxable to the recipient as ordinary income, and a recipient could recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous distribution. The remainder of this discussion assumes that the preferred units are partnership interests and that distributions to preferred unitholders will be made to them in their capacity as partners.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Genesis for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections” and “—Administrative Matters—Information Returns and Audit Procedures,” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions. Prior to allocations to our common unitholders, preferred unitholders will be allocated items of our gross income or gain intended to achieve or maintain their preferred return. Generally, such gross income allocated to the preferred unitholders will be equal to the amount of cash distributed to such preferred unitholders in a taxable year. Thereafter, we will allocate income, gain, loss and deduction among our common unitholders. We may allocate income to a common unitholder even if he has not received a cash distribution. The income we allocate to common unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. In general, when we make distributions to preferred unitholders, we intend to allocate available items of gross income to such preferred unitholders to the extent of such distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, such unitholder must recapture any losses deducted in previous years. Please see “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation, depletion and certain other expense recapture, and/or substantially appreciated “inventory items,” each as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units. A unitholder’s initial tax basis for his common units or preferred units will be the amount paid for such units plus the unitholder’s share, if any, of our nonrecourse liabilities. A unitholder’s initial basis in his common units will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities, and on disposition of a unit, by the unitholder’s share of certain items related to business interest not yet deductible due to applicable limitations. A unitholder’s basis in such units will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities, by the unitholder’s share of any excess business interest and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder may have a share, generally based on his share of profits, of our nonrecourse liabilities. We do not anticipate that preferred unitholders will be allocated any share of our nonrecourse liabilities or business interest. Please see “—Disposition of Units—Recognition of Gain or Loss.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. If you own common units and preferred units, please consult your tax advisor with respect to the applicable tax consequences.

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause his at-risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such unitholders’ tax basis in his units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (a) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (b) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

An additional loss limitation may apply to certain unitholders for taxable years beginning after December 31, 2017, and before January 1, 2026. Under this limitation, a non-corporate unitholder is not allowed to take a deduction for certain excess business losses in such taxable years. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000, or $500,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of our items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholder’s ability to utilize any losses we generate allocable to such unitholder that are not otherwise limited by the basis, at-risk and passive loss limitations described above.

A preferred unitholder will only be allocated loss if the capital accounts of the common unitholders have been reduced to zero. Although it is not anticipated that a preferred unitholder will be allocated loss, the deductibility of any such allocation may be limited by the rules above.

Limitations on Interest Deductions. In general, we are entitled to a deduction for interest paid or accrued on indebtedness properly allocable to our trade or business during our taxable year. However, our deduction for this “business interest” is limited to the sum of our business interest income and 30% of our “adjusted taxable income.” For the purposes of this limitation, our adjusted taxable income is computed without regard to any business interest or business interest income, and in the case of taxable years beginning before January 1, 2022, any deduction allowable for depreciation, amortization, or depletion. This limitation is first applied at the partnership level and any deduction for business interest is taken into account in determining our non-separately stated taxable income or loss. Then, in applying this business interest limitation at the partner level, the adjusted taxable income of each of our unitholders is determined without regard to such unitholder’s distributive share of any of our items of income, gain, deduction, or loss and is increased by such unitholder’s distributive share of our excess taxable income, which is generally equal to the excess of 30% of our adjusted taxable income over the amount of our deduction for business interest for a taxable year.

To the extent our deduction for business interest is not limited, we will allocate the full amount of our deduction for business interest among our common unitholders in accordance with their percentage interests in us. To the extent our deduction for business interest is limited, the amount of any disallowed deduction for business interest will also be allocated to each common unitholder in accordance with their percentage interest in us, but such amount of “excess business interest” will not be currently deductible. Subject to certain limitations and adjustments to a unitholder’s basis in its units, this excess business interest may be carried forward and deducted by a unitholder in a future taxable year.

In addition to this limitation on the deductibility of a partnership’s business interest, the deductibility of a noncorporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state, local or foreign income tax on behalf of any current or former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined or on behalf of all unitholders, we are authorized to treat the payment as a distribution to all current unitholders. Subject to the terms of our partnership agreement, we are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund. Please see “—Administrative Matters—Information Returns and Audit Procedures.”

Allocation of Income, Gain, Loss and Deduction. Prior to net income or net loss allocations among our common unitholders, preferred unitholders will be allocated items of our gross income or gain intended to achieve or maintain their preferred return. Generally, such gross income allocated to the preferred unitholders will be equal to the amount of cash distributed to such preferred unitholders in a taxable year.

Thereafter, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among all of our common unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts. Holders of our preferred units generally will not be allocated net loss so long as the holders of units other than preferred units have positive balances in their capital accounts.

Specified items of our income, gain, loss, and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (a) any difference between the tax basis and fair market value of our assets at the time of an offering and (b) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional units or engage in certain other transactions in the future, we will make “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to the unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election,” “—Disposition of Units—Allocations Between Transferors and Transferees,” and “—Uniformity of Units,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss, or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income and (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filed separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the net investment income tax on an investment in our units.

For taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, a non-corporate unitholder is entitled to a deduction equal to 20% of its “qualified business income” attributable to us. For purposes of this deduction, a unitholder’s “qualified business income” attributable to us is equal to the sum of:

•

the net amount of our U.S. items of income, gain, deduction, and loss to the extent such items are included or allowed in the determination of taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to the unitholder for services rendered to us; and

•

any gain recognized by such unitholder on the disposition of its units to the extent such gain is attributable to certain Section 751 Assets, including depreciation recapture and “inventory items” we own.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Internal Revenue Code to reflect the unit purchase price. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us but does apply to purchasers of units from the selling unitholders. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Internal Revenue Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Internal Revenue Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we own any assets subject to depreciation under Section 167 of the Internal Revenue Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. Consistent with our partnership agreement, we intend to treat properties depreciable under Section 167 of the Internal Revenue Code, if any, in the same manner as properties depreciable under Section 168 of the Internal Revenue Code for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships to preserve the uniformity of units, but are inconsistent with existing Treasury Regulations, and Akin Gump Strauss Hauer & Feld LLP has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis in its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer. Generally, a built-in loss is substantial if (i) it exceeds $250,000 or (ii) the transferee would be allocated a net loss in excess of $250,000 on a hypothetical sale of our assets for their fair market value immediately after a transfer of the interest at issue. In addition, a basis adjustment is required regardless of whether a Section 754 election is made if we distribute property and have a substantial basis reduction. A substantial basis reduction exists if, on a liquidating distribution of property to a unitholder, there would be a negative basis adjustment to our assets in excess of $250,000 if a Section 754 election were in place. The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we have allocated to our assets subject to depreciation to goodwill or nondepreciable assets.

Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than certain of our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss, and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss, and deduction. Please see “—Disposition of Units—Allocations Between Transferors and Transferees.”

Trona Depletion. In general, we are entitled to depletion deductions with respect to trona mined by our subsidiaries from the underlying mineral property. Subject to the limitations on the deductibility of losses discussed above, we are generally entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for trona is 14%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses, or the amount of gain realized upon the disposition, will be treated as ordinary income to us.

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the unitholders holding interests in us prior to any such offering. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale or exchange of common units or preferred units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold or exchanged. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes the fair market value of non-cash property received and a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale or exchange.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the net investment income tax in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership (presumably including both common units and preferred units) as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest, with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, after the allocation of items of gross income to the preferred unitholders equal to the amount of cash distributions received by such preferred unitholders, our net taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders, although such tax items must be prorated on a daily basis. Nonetheless, these regulations do not specifically authorize all aspects of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee common unitholders. If the IRS determines that this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferor and transferee common unitholders, as well as common unitholders whose interests vary during a taxable year, to conform to a method permitted under applicable law.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale. A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase or sale of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Conversion of Preferred Units

We will adopt the principles of Treasury Regulations § 1.721-2 with respect to the conversion of preferred units into common units. We expect that the conversion will be nontaxable to preferred unitholders. At the time of conversion, we will revalue our assets and allocate book items of unrealized income, gain, loss and deduction to the extent necessary to reflect that unitholder’s right to share in partnership capital under the partnership agreement. If available book items of income, gain, loss and deduction are unable to be allocated in a manner that reflects the converting unitholder’s right to share in partnership capital under the partnership agreement, then we must reallocate partnership capital between the existing partners and the converting unitholder. Corrective allocations will be made until such capital reallocations are eliminated. Corrective allocations may result in the allocation of a greater amount of income, gain, loss or deduction to a particular unitholder for tax purposes, as compared to book purposes, which could cause a unitholder to have taxable income in connection with a conversion.

Upon the conversion of preferred units, a unitholder will receive a basis in the resulting common units equal to its existing basis in its preferred units plus such unitholder’s initial allocable share of our liabilities in its capacity as a common unitholder. As a common unitholder, that basis will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the common unitholder, the common unitholder’s share of our losses, any decreases in the common unitholder’s share of our liabilities, and certain other items. The holding period of such common units will also include the period that unitholder held the converted preferred units.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of the common units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our common units. These positions may include reducing the depreciation, depletion, amortization or loss deductions to which a common unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some common unitholders than that to which they would otherwise be entitled. Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of such filing positions.

A common unitholder’s adjusted tax basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our units. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income less certain allowable deductions allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income (“UBTI”) and will be taxable to it. Furthermore, as a result of changes introduced by recent tax legislation, a tax-exempt unitholder will be required to calculate UBTI separately with respect to each trade or business in which it has an interest and will not be able to use a net operating loss from one trade or business to offset UBTI from another trade or business.

Non-resident aliens and foreign corporations are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on an IRS Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Gain realized by a foreign unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a foreign unitholder’s gain from the sale or other disposition of our units would be treated as effectively connected with such unitholder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership units regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its units to the extent such gain is effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferees but were not withheld. Because the “amount realized” includes a partner’s share of the partnership’s liabilities, 10% of the amount realized could exceed the total cash purchase price for the units. For this and other reasons, the IRS has suspended the application of this withholding rule to open market transfers of interest in publicly traded partnerships, pending promulgation of final regulations that address the amount to be withheld, the reporting necessary to determine such amount and the appropriate party to withhold such amounts, but it is not clear if or when such regulations will be issued. In May 2019, the IRS issued proposed regulations that would require withholding on open market transfers, effective 60 days after the issuance of final regulations, but in the case of a transfer made through a broker, would exclude a partner’s share of liabilities from the amount realized. In addition, the obligation to withhold would be imposed on the broker instead of the transferee. It is not clear if or when the proposed regulations will be finalized or other guidance will be issued.

Additional withholding requirements may also affect certain foreign unitholders. Please see “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. Notwithstanding the rules described above under “—Basis of Units” requiring aggregation of partnership interests purchased in separate transactions, you may receive multiple Schedules K-1 if you hold common units and/or preferred units due to administrative reporting limitations. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Akin Gump Strauss Hauer & Feld LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of each such unitholder’s return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our general partner, unitholders and former unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.

Generally, we expect to elect to have our general partner, unitholders and former unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable or if it is not economical to have our general partner, unitholders and former unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties or interest, our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for taxable years beginning on or prior to December 31, 2017.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Internal Revenue Code no longer requires that we designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, we are required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative has the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership

Representative. We have designated our general partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of the unitholders.

Additional Withholding Requirements. Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

To the extent we have FDAP Income that is not treated as effectively connected with a U.S. trade or business (please see “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their units through such foreign entities, may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our units.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address, and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1.	a person that is not a United States person;

2.	a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c) the amount and description of units held, acquired, or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold, or transfer for their own account. A penalty per failure, which is generally capped at a maximum penalty per calendar year and the amount of which is adjusted for inflation each year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax, and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss, or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years (beginning with the year the transaction is entered into). Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, as it relates to us or an investment in our units, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and/or the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded limited partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our units.

Recently, the President signed into law comprehensive U.S. federal tax legislation that significantly changes the Internal Revenue Code. This legislation, among other things, contains significant changes to the taxation of our operations and an investment in our units, including a partial limitation on the deductibility of certain business interest expenses, a deduction for our unitholders relating to certain income from partnerships, immediate deductions for certain new investments instead of deductions for depreciation over time and the modification or repeal of many business deductions and credits. We continue to examine the impact of this tax legislation, and as its overall impact is uncertain, we note that this tax legislation could adversely affect the value of an investment in our units. Prospective unitholders are urged to consult their tax advisors regarding the impact of this tax legislation on an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, you may be subject to other taxes, such as state, local, and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We own assets and do business in more than 25 states including Texas, Louisiana, Mississippi, Alabama, Florida, Arkansas, Oklahoma and Wyoming. Many of the states we currently do business in currently impose a personal income tax. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. You may be required to file state income tax returns and to pay state income taxes in certain states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “—Tax Consequences of Unit Ownership—Entity-Level Collections.”

We conduct a small part of our operations in Puerto Rico. We will file a composite or combined Puerto Rico tax return, as applicable, on behalf of our unitholders and pay taxes due. However, you may be required to file a tax return and pay income taxes in Puerto Rico in certain circumstances as a result of these operations. Based on current law and our estimate of our future operations, we anticipate that Puerto Rico income taxes due will not be material. You are urged to consult your tax advisor on the tax consequences under the laws of Puerto Rico of an investment in our units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN GENESIS BY EMPLOYEE BENEFIT PLANS AND IRAs

The following is a summary of certain considerations associated with the investment in our preferred units by any employee benefit plan that is subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any plan, individual retirement account (“IRA”) or other arrangement that is subject to Section 4975 of the Internal Revenue Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code (collectively, “Similar Laws”), and any entity whose underlying assets are considered to include “plan assets” by reason of any such plan’s, account’s or arrangement’s investment in such entity (each of the foregoing, a “Plan”).

This summary is based on the provisions of ERISA and the Internal Revenue Code, and the related regulations and administrative and judicial interpretations, as of the date hereof. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions or administrative regulations, rulings or pronouncements will not significantly modify the requirements summarized herein. Any such changes may be retroactive and thereby apply to transactions entered into before the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the preferred units of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Internal Revenue Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control, unrelated business taxable income and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as defined in Section 4(b)(4) of ERISA), while generally not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before acquiring preferred units.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs of individuals) prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code.

The acquisition, holding or disposition of preferred units by an ERISA Plan with respect to which either we, our general partner, selling unitholders or any of their respective affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the preferred units. These class exemptions include, without limitation, PTCE 75-1, which exempts certain transactions between an ERISA Plan and certain broker-dealers, reporting dealers and banks, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition, the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between ERISA Plans and parties in interest or disqualified persons that are not fiduciaries with respect to the transaction, could apply.

Because of the foregoing, the preferred units should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase, holding and subsequent disposition will not constitute or result in a non-exempt prohibited transaction under ERISA and the Internal Revenue Code or violation of any applicable Similar Laws. Each person investing in the preferred units will be deemed to represent that its acquisition, holding and disposition of such investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any applicable Similar Law.

Plan Asset Issues

DOL regulations, as modified by Section 3(42) of ERISA, (the “Plan Asset Regulations”) generally provide that when an ERISA Plan acquires an equity interest in an entity that is not a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity (the “look-through rule”), unless it is established that:

•

equity participation in the entity by “Benefit Plan Investors” (defined in the Plan Asset Regulations as ERISA Plans, including IRAs and certain other Plans (excluding governmental plans, church plans and non-U.S. plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in such entity) is not significant, such that immediately after the most recent acquisition (including any redemption) of an equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors; or

•

the equity interests acquired by Benefit Plan Investors are “publicly offered securities,” as defined in the Plan Asset Regulations, meaning they are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the Benefit Plan Investor as part of a public offering under certain conditions; or

•

the entity is an “operating company,” as defined in the Plan Asset Regulations, meaning that it is primarily engaged in the production or sale of a product or service (other than the investment of capital), either directly or through one or more majority-owned subsidiaries.

If our assets were deemed to be “plan assets” under ERISA, it would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Internal Revenue Code.

However, it is not anticipated that our assets will be considered plan assets because we are primarily engaged in business activities that we believe qualify us as an “operating company” under the Plan Assets Regulations (although no assurance can be given in this regard). In addition, investment in each class of our securities by Benefit Plan Investors also may not be “significant” for purposes of the Plan Asset Regulations, although it is unlikely that we will be in a position to monitor whether or not investment in any class of our securities by Benefit Plan Investors is or may become significant.

The foregoing discussion is general in nature and is not intended to be all-inclusive nor should it be construed as legal advice. Due to the complexity of these rules and the excise tax and other penalties and liabilities that may be imposed on persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred units on behalf of, or with the assets of, any Plan, consult with their own counsel regarding the potential applicability of ERISA, Section 4975 of the Internal Revenue Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the preferred units and the subsequent disposition thereof.

SELLING UNITHOLDERS

On September 1, 2017, we acquired our trona and trona-based exploring, mining, processing, producing, marketing and selling business based in Wyoming. As part of the financing for the acquisition, we sold approximately $750 million of preferred units, comprised of 22,249,494 preferred units for a cash purchase price per unit of $33.71, in a private placement to the selling unitholders identified in the table below.

Additionally, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the selling unitholders pursuant to which, among other things, we have agreed to use commercially reasonable efforts to (i) if requested, prepare and file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the preferred units and (ii) cause such registration statement to be declared effective no later than 180 days after such request and maintain the effectiveness of such registration statement. In response to a request from the selling unitholders pursuant to the Registration Rights Agreement, we filed a secondary shelf registration statement on Form S-3 to register 25,336,778 common units underlying the preferred units on June 28, 2019.

This prospectus relates to the possible resale by the selling unitholders of up to an aggregate 25,336,778 preferred units held by the selling unitholders (subject to any appropriate adjustment as a result of any subdivision, split, combination or other reclassification of our preferred units), including 3,087,284 preferred units that we have issued to the selling unitholders as a payment-in-kind (or PIK) of the quarterly distributions on the preferred units.

The table below sets forth information about the maximum number of preferred units that may be offered from time to time by each selling unitholder under this prospectus. We prepared the table and the related notes based on information provided to us by the selling unitholders on or prior to December 17, 2019. We have not sought to verify such information. Additionally, one or both of the selling unitholders may have sold, transferred or converted some or all of their preferred units in exempt or non-exempt transactions since such date. Other information about the selling unitholders may also change over time. The selling unitholders include the entities identified in the table below and their respective pledgees, donees (including charitable organizations), assignees, distributees, transferees, affiliates, or other successors-in-interest.

Each selling unitholder may elect to sell all, a portion or none of the preferred units it offers hereby. Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for its pro rata portion of fees, discounts, selling commissions, transfer taxes or similar fees or arrangements, the costs of any roadshows conducted in connection with the marketing of any underwritten offering pursuant to this prospectus and professional fees incurred by such selling unitholder. We will pay all of the other offering expenses. We will not receive any of the proceeds from any sale of the preferred units sold pursuant to this prospectus.

The selling unitholders identified below may sell, transfer, convert or otherwise dispose of some or all of their preferred units in other registered transactions or in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount or percentage of preferred units that will be held by the selling unitholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the preferred units covered by this prospectus will be held by the selling unitholders. The percentages of preferred units owned are based on 25,336,778 preferred units outstanding as of December 18, 2019. Beneficial ownership has been determined under rules promulgated by the Commission. The information does not necessarily indicate beneficial ownership for any other purpose. The selling unitholders may from time to time offer and sell pursuant to this prospectus any or all of the preferred units owned by them but make no representation that any of the preferred units will be offered for sale. Except as noted herein, to our knowledge, none of the selling unitholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than pursuant to their ownership of the preferred units, as described below, and their related board observer rights.

See “Description of Our Preferred Units” for a description of our preferred units.

Selling Unitholders	Beneficial Ownership of Preferred Units Prior to Offering		Maximum Number of Preferred Units Offered Hereby
	Number	Percentage (1)
GSO Rodeo Holdings LP (2)(3)	12,668,389	50%	12,668,389
Rodeo Finance Aggregator LLC (4)	12,668,389	50%	12,668,389

(1)	The percentage of beneficial ownership is calculated based on 25,336,778 preferred units deemed outstanding as of December 18, 2019.
(2)

Reflects preferred units directly owned by GSO Rodeo Holdings LP. GSO Rodeo Holdings Associates LLC is the general partner of GSO Rodeo Holdings LP. GSO Holdings I L.L.C. is the managing member of GSO Rodeo Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP, L.L.C. Blackstone Group Management L.L.C. is the sole holder of Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Bennett J. Goodman may be deemed to have shared voting power and/or investment power with respect to the securities held by GSO Rodeo Holdings LP. Each of the foregoing (other than GSO Rodeo Holdings LP) disclaims beneficial ownership of the preferred units beneficially owned by GSO Rodeo Holdings LP. The business address for GSO Rodeo Holdings LP is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

(3)

On September 23, 2019, Genesis, through an unrestricted subsidiary, entered into an amended and restated limited liability company agreement and a securities purchase agreement pursuant to which certain funds affiliated with GSO Capital Partners LP purchased $55,000,000, and committed to purchase, during a three-year commitment period, up to an additional $295,000,000, of preferred interests in Genesis Alkali Holdings Company, LLC (“Holdings”), the entity that holds Genesis’ trona and trona-based exploring, mining, processing, producing, marketing and selling business, including its Granger facility near Green River, Wyoming. Each additional purchase of preferred interests is subject to the satisfaction of customary closing conditions. Holdings will use the net proceeds from the sales of preferred interests to fund the expansion of the Granger facility.

(4)

Reflects preferred units directly owned by Rodeo Finance Aggregator LLC. KKR Rodeo Aggregator L.P., as the sole member of Rodeo Finance Aggregator LLC, KKR Rodeo Aggregator GP LLC, as the general partner of KKR Rodeo Aggregator L.P., KKR Global Infrastructure Investors II (Rodeo) L.P., as the sole member of KKR Rodeo Aggregator GP LLC, KKR Associates Infrastructure II AIV L.P., as the general partner of KKR Global Infrastructure Investors II (Rodeo) L.P., KKR Infrastructure II AIV GP LLC, as the general partner of KKR Associates Infrastructure II AIV L.P., KKR Financial Holdings LLC, as the Class B member of KKR Infrastructure II AIV GP LLC, KKR Fund Holdings L.P., as the Class A member of KKR Infrastructure II AIV GP LLC and the sole member of KKR Financial Holdings LLC, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings Corp., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR & Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR Management LLC, as the Class B common stockholder of KKR & Co. Inc., and Messrs. Kravis and Roberts, as the designated members of KKR Management LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the preferred units described in this footnote. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

PLAN OF DISTRIBUTION

The selling unitholders may offer and sell the preferred units offered by this prospectus or a prospectus supplement, as applicable, from time to time in one or more of the following transactions:

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	any securities exchange that quotes our preferred units (including through underwritten offerings);

•	in a combination of any of the above transactions; or

•	any other method permitted pursuant to applicable law.

The selling unitholders may enter into from time to time one or more of the following transactions, in which a selling unitholder may:

•

enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the preferred units under this prospectus, in which case such broker-dealer or other person may use preferred units received from the selling unitholder to close out its short positions;

•

enter into option or other types of transactions that require the selling unitholder to deliver preferred units to a broker-dealer or any other person, who will then resell or transfer the preferred units under this prospectus; or

•

loan or pledge the preferred units to a broker-dealer or any other person, who may sell the loaned preferred units or, in an event of default in the case of a pledge, sell the pledged units under this prospectus.

The selling unitholders may use broker-dealers or other persons to sell their preferred units in transactions that may include one or more of the following:

•	a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition to the foregoing transactions, the selling unitholders may offer and sell the preferred units offered by this prospectus by any other method permitted pursuant to applicable law, including pursuant to an exemption from the registration requirements under the Securities Act (including the provisions of Rule 144), if available, rather than under this prospectus.

From time to time, a selling unitholder may pledge or grant a security interest in some or all of the preferred units owned by it. If the selling unitholder defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the preferred units from time to time by this prospectus. The selling unitholder also may transfer, distribute, donate or otherwise assign preferred units, or convert its preferred units to common units, in other circumstances. The number of preferred units beneficially owned by the selling unitholder will decrease as and when it transfers its preferred units, defaults in performing obligations secured by its units, or converts its preferred units to common units. The plan of distribution for the preferred units offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, distributees, pledgees, donees, assignees, affiliates, other secured parties or other successors in interest will be selling unitholders for purposes of this prospectus.

Broker-dealers or other persons may receive discounts or commissions from the selling unitholders, or they may receive commissions from purchasers of preferred units for whom they acted as agents, or both. Any of such discounts or commissions might be in excess of those customary in the types of transactions involved. Broker-dealers or other persons engaged by the selling unitholders may allow other broker-dealers or other persons to participate in resales. If a broker-dealer purchases preferred units as a principal, it may resell the preferred units for its own account under this prospectus. A distribution of the preferred units by the selling unitholders may also be effected through the issuance by the selling unitholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

If the selling unitholders sell preferred units in an underwritten offering, the underwriters may acquire the preferred units for their own account and resell the preferred units from time to time in one or more transactions. The selling unitholders may also authorize underwriters acting as their agents to offer and sell the preferred units on a continuous at-the-market basis. In any such event described above in this paragraph, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the preferred units will be subject to certain conditions, and the underwriters will be obligated to purchase all of the preferred units specified in the supplement if they purchase any of the preferred units.

The selling unitholders may enter into derivative transactions with third parties, or sell securities covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling unitholders or borrowed from the selling unitholders or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from the selling unitholders in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or in a post-effective amendment to the registration statement).

The selling unitholders (or their underwriters, if applicable) may sell their preferred units at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at varying prices determined at the time of sale or at fixed prices, and the transactions listed above may include cross or block transactions.

The aggregate proceeds to the selling unitholders from the sale of the preferred units will be the purchase price of the preferred units less the aggregate agents’ discounts or commissions, if any, and other expenses of the distribution not borne by us. The selling unitholders and any agent, broker or dealer that participates in sales of preferred units offered by this prospectus may be deemed “underwriters” under the Securities Act and any profits, commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling unitholders have advised us that they may agree to indemnify any agent, broker, dealer or underwriter that participates in transactions involving sales of preferred units against liabilities arising under the Securities Act from sales of preferred units.

In certain circumstances we have agreed to indemnify the selling unitholders and their agents that participate in transactions involving sales of preferred units against certain liabilities, including certain liabilities under the Securities Act.

If a prospectus supplement so indicates, the underwriters engaged in an offering of these securities may engage in transactions that stabilize, maintain or otherwise affect the market price of these securities at levels above those that might otherwise prevail in the open market. Specifically, the underwriters may over-allot in connection with the offering creating a short position in these securities for their own account. For the purposes of covering a syndicate short position or pegging, fixing or maintaining the price of these securities, the underwriters may place bids for these securities or effect purchases of these securities in the open market. A syndicate short position may also be covered by exercise of an over-allotment option, if one is granted to the underwriters. Finally, the underwriters may impose a penalty bid on certain underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters will not be required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

Any of the selling unitholders’ underwriters or agents or any of either of their affiliates may be customers of, engage in transactions with and perform services for us, and/or one or more of the selling unitholders or their affiliates in the ordinary course of business.

We have informed the selling unitholders that during such time as they may be engaged in a distribution of the preferred units they are required to comply with Regulation M under the Exchange Act. With exceptions, Regulation M prohibits the selling unitholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

We have informed the selling unitholders that they are legally required to deliver copies of this prospectus in connection with any sale of preferred units made under this prospectus in accordance with applicable prospectus delivery requirements.

Additional information related to the selling unitholders and the plan of distribution may be provided in one or more prospectus supplements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus or incorporated by reference into this prospectus that are not historical information may be “forward-looking statements” as defined under federal law.

All statements, other than historical facts, included in this document that address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as plans for growth of the business, future capital expenditures, competitive strengths, goals, references to future goals or intentions, estimated or projected future financial performance, and other such references are forward-looking statements, and historical performance is not necessarily indicative of future performance. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “could,” “plan,” “position,” “projection,” “strategy,” “should” or “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include, among others:

•

demand for, the supply of, our assumptions about, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas, NaHS, soda ash, caustic soda and CO2, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	our ability to successfully execute our business and financial strategies;

•

the realized benefits of the preferred equity investment in Holdings by affiliates of GSO or our ability to comply with the related transaction agreements and maintain control over and ownership of our Alkali Business;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•

our ability to successfully identify and close strategic acquisitions on acceptable terms (including obtaining third-party consents and waivers of preferential rights), develop or construct infrastructure assets, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service equipment interruptions in our pipeline transportation systems, processing operations or mining facilities;

•

shutdowns or cutbacks at refineries, petrochemical plants, utilities, individual plants or other businesses for which we transport crude oil, petroleum, natural gas or other products or to whom we sell soda ash, petroleum or other products;

•	risks inherent in marine transportation and vessel operation, including accidents and discharge of pollutants;

•

changes in laws and regulations to which we are subject, including tax withholding issues, regulations regarding qualifying income, accounting pronouncements, and safety, environmental and employment laws and regulations;

•	the effects of production declines and the effects of future laws and government regulation;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•

our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of our credit agreement and the indentures governing our notes, which contain various affirmative and negative covenants;

•	loss of key personnel;

•

cash from operations that we generate could decrease or fail to meet expectations, either of which could reduce our ability to pay quarterly cash distributions at the current level or to increase quarterly cash distributions in the future;

•	an increase in the competition that our operations encounter;

•	cost and availability of insurance;

•	hazards and operating risks that may not be covered fully by insurance;

•	our financial and commodity hedging arrangements, which may reduce our earnings, profitability and cash flow;

•	changes in global economic conditions, including capital and credit markets conditions, inflation and interest rates;

•	natural disasters, accidents or terrorism;

•	changes in the financial condition of customers or counterparties;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters;

•	the treatment of us as a corporation for federal income tax purposes or if we become subject to entity-level taxation for state tax purposes;

•

the potential that our internal controls may not be adequate, weaknesses may be discovered or remediation of any identified weaknesses may not be successful and the impact these could have on our preferred unit price; and

•	a cyberattack involving our information systems and related infrastructure, or that of our business associates.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” discussed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018. These risks may also be specifically described in our Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K (or any amendments to those reports) and other documents that we may file from time to time with the Commission. New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP, as our counsel, will issue an opinion for us about the legality of the securities and the material U.S. federal income tax considerations regarding the preferred units. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements of Genesis Energy, L.P for the year ended December 31, 2018 appearing in Genesis Energy, L.P.’s Current Report (Form 8-K) filed on December 19, 2019, and the effectiveness of Genesis Energy, L.P.’s internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Genesis Energy, L.P. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2016, incorporated in this prospectus by reference from Genesis Energy, L.P.’s Current Report on Form 8-K dated December 19, 2019, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Poseidon Oil Pipeline Company, L.L.C. for the year ended December 31, 2018 appearing in Genesis Energy, L.P.’s Current Report (Form 8-K) filed on December 19, 2019, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Poseidon Oil Pipeline Company, L.L.C. for the year ended December 31, 2016 incorporated by reference in this prospectus from Genesis Energy, L.P.’s Current Report on Form 8-K dated December, 19, 2019, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Commission. You can also find our filings at the Commission’s website at http://www.sec.gov and on our website at http://www.genesisenergy.com. We make our website content available for information purposes only. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Commission allows us to “incorporate by reference” the information we have filed with the Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the Commission) until we sell all of the securities offered by this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019; and

•	Current Reports on Form 8-K filed with the Commission on March 1, 2019, June 7, 2019, September 23, 2019 and December 19, 2019.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500 or (800) 284-3365

We intend to furnish or make available to our unitholders within 75 days (or such shorter period as the Commission may prescribe) following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 40 days (or such shorter period as the Commission may prescribe) following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years. Our annual report will include a description of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.

GENESIS ENERGY, L.P.

25,336,778 Class A Convertible Preferred Units

PROSPECTUS

                    , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than selling or underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated except the Commission registration fee. Genesis Energy, L.P. will bear all such costs and expenses.

Securities and Exchange Commission registration fee	$110,863
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Listing fees	*
Miscellaneous	*

Total	*

*	These fees are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Genesis Energy, L.P.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited partnership agreement, a Delaware limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The partnership agreement of Genesis Energy, L.P. provides that Genesis Energy, L.P. will indemnify (to the fullest extent permitted by applicable law) certain persons (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred by such Indemnitee in connection with any claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party by reason or its status as an Indemnitee. This indemnity is available only if the Indemnitee acted in good faith, in a manner in which such Indemnitee believed to be in, or not opposed to, the best interests of Genesis and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include our general partner, any Departing Partner (as defined in the partnership agreement of Genesis Energy, L.P.), any affiliate of our general partner or any Departing Partner, any person who is or was a director (including any Class A Board Observer (as defined in the partnership agreement of Genesis Energy, L.P.)), officer, employee, agent or trustee of our general partner or any Departing Partner or any affiliate of either (including Genesis Energy, L.P. and its subsidiaries), or any person who is or was serving at the request of our general partner, any Departing Partner, or any such affiliate as a director, officer, employee, member, partner, agent fiduciary or trustee of another person. Expenses subject to indemnity will be paid by the partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined that the Indemnitee is not entitled to indemnification. Genesis Energy, L.P. will, to the extent commercially reasonable, purchase and maintain insurance on behalf of the Indemnitees, whether or not Genesis Energy, L.P. would have the power to indemnify such Indemnitees against liability under the partnership agreement.

Genesis Energy, L.P. has entered into indemnification agreements with the directors of its general partner. Those agreements provide, among other things, that Genesis Energy, L.P. will indemnify each director in the event that such director becomes a party or otherwise a participant in any action or proceeding on account of such director’s service as a director (or service for another entity in any capacity at the request of our general partner or Genesis Energy, L.P.) to the fullest extent permitted by applicable law. Under each indemnification agreement, Genesis Energy, L.P. has agreed to pay, in advance of the final disposition of any such action or proceeding, expenses (including attorneys’ fees) incurred by each director in defending or otherwise responding to such action or proceeding. The contractual rights to indemnification provided by the indemnification agreements are subject to the limitations and conditions specified in those agreements, and are in addition to any other rights the directors may have under our general partner’s limited liability company agreement and the partnership agreement of Genesis Energy, L.P. (each as amended from time to time) and applicable law. Our general partner is party to each of those indemnification agreements. Genesis Energy, L.P. has joint and several liability with our general partner for all obligations owed to those directors under those indemnification agreements. Under the partnership agreement of Genesis Energy, L.P., it has agreed to reimburse and indemnify our general partner for all costs and expenses it incurs in connection with being general partner of Genesis Energy, L.P., including any costs and expenses related to indemnifying its directors.

Reference is made to Exhibit 1.1 hereto, which will contain provisions for indemnification of Genesis Energy, L.P., our general partner and its directors, officers, and any controlling persons, against certain liabilities for information furnished by the underwriters and/or agents, as applicable, expressly for use in a prospectus supplement.

ITEM 16.	EXHIBITS

1.1*	Underwriting Agreement.

4.1	Certificate of Limited Partnership of Genesis Energy, L.P. (incorporated by reference to Exhibit 3.1 to Amendment No. 2 of the Registration Statement on Form S-1, File No. 333-11545).

4.2	Amendment to the Certificate of Limited Partnership of Genesis Energy, L.P. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, File No. 001-12295).

4.3	Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy L.P. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated January 3, 2011, File No. 001-12295).

4.4	First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated September 1, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 7, 2017, File No. 001-12295).

4.5	Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated December 31, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated January 4, 2018, File No. 001-12295).

4.6	Certificate of Conversion of Genesis Energy, Inc., a Delaware corporation, into Genesis Energy, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 3.1 to Form 8-K dated January 7, 2009, File No. 001-12295).

4.7	Certificate of Formation of Genesis Energy, LLC (formerly Genesis Energy, Inc.) (incorporated by reference to Exhibit 3.2 to Form 8-K dated January 7, 2009, File No. 001-12295).

4.8	Second Amended and Restated Limited Liability Company Agreement of Genesis Energy, LLC dated December 28, 2010 (incorporated by reference to Exhibit 3.2 to Form 8-K dated January 3, 2011, File No. 001-12295).

4.9	Registration Rights Agreement, dated September 1, 2017, by and among Genesis Energy, L.P., GSO Rodeo Holdings LP and Rodeo Finance Aggregator LLC (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 7, 2017, File No. 001-12295).

4.10	Davison Unitholder Rights Agreement dated July 25, 2007 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated July 31, 2007, File No. 001-12295).

4.11	Amendment No. 1 to the Davison Unitholder Rights Agreement dated October 15, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 19, 2007, File No. 001-12295).

4.12	Amendment No. 2 to the Davison Unitholder Rights Agreement dated December 28, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated January 3, 2011, File No. 001-12295).

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered.

8.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP as to certain federal income tax matters.

23.1**	Consent of Ernst & Young LLP.

23.2**	Consent of Ernst & Young LLP.

23.3**	Consent of Deloitte & Touche LLP.

23.4**	Consent of Deloitte & Touche LLP.

23.5**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1)

23.6**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.1)

24.1**	Power of Attorney (contained on signature page)

*	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange Act or in a post-effective amendment to this registration statement.
**	Filed herewith.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on December 19, 2019.

GENESIS ENERGY, L.P.

By:	GENESIS ENERGY, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Grant E. Sims, Robert V. Deere, Kristen O. Jesulaitis and Karen N. Pape, and each of them, any of whom may act without the joinder of the other, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, any supplements or post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities set forth below on December 19, 2019.

SIGNATURE	TITLE
(OF GENESIS ENERGY, LLC)*

/s/ Grant E. Sims Grant E. Sims	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Robert V. Deere Robert V. Deere	Chief Financial Officer (Principal Financial Officer)

/s/ Karen N. Pape Karen N. Pape	Senior Vice President and Controller (Principal Accounting Officer)

/s/ Conrad P. Albert Conrad P. Albert	Director

/s/ James E. Davison James E. Davison	Director

/s/ James E. Davison, Jr. James E. Davison, Jr.	Director

/s/ Sharilyn S. Gasaway Sharilyn S. Gasaway	Director

SIGNATURE	TITLE
(OF GENESIS ENERGY, LLC)*

/s/ Kenneth M. Jastrow, II Kenneth M. Jastrow, II	Director

/s/ Jack T. Taylor Jack T. Taylor	Director

*	Genesis Energy, LLC is the sole general partner of Genesis Energy, L.P.

[Signature Page to Form S-3]